

SECURITIES AND EXCHANGE COMMISSION 07010002
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-47362 51770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPC Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3440 Preston Ridge Road - Ste. 600
(No. and Street)

Alpharetta	Georgia	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmie N. Carter 770 521 2018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

1900 NW Corporate Blvd.Suite East 210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jimmie N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPC Capital Partners, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jimmie N Carter
Signature

Executive Vice President & Chief Financial Officer
Title

Janet L. Thompson
Notary Public

Notary Public, Cherokee County, GA
My Commission Expires March 12, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPC Capital Partners, Inc.

Financial Statements

Year Ended December 31, 2006

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report

To the Board of Directors and Shareholders
JPC Capital Partners, Inc.

We have audited the accompanying statement of financial condition of JPC Capital Partners, Inc. as of December 31, 2006 and the related statement of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPC Capital Partners, Inc as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that JPC Capital Partners, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boca Raton, Florida
February 23, 2007

Sheh & Co., LLP.
Certified Public Accountants

JPC Capital Partners, Inc.
Statement of Financial Position
December 31, 2006

Assets		
Current assets:		
Cash	$	73,152
Marketable securities at market value		23,500
Amounts due from related party		7,077
Total current assets		103,729
Furniture and equipment, net		4,566
Deposits		6,416
Total assets	$	114,711
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$	8,500
Total current liabilities		8,500
Deferred rent		30,632
Shareholders' equity:		
Common stock, $.001 par value; 95,000,000 shares authorized, 24,796,546 issued and outstanding		24,797
Additional paid-in capital		5,752,552
Accumulated deficit		(5,630,270)
Unrealized holding loss on securities		(71,500)
Total shareholders' equity		75,579
Total liabilities and shareholders' equity	$	114,711

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Statement of Operations
Year ended December 31, 2006

Revenues:		
Fees from private placements	$	709,367
Consulting income		16,650
Interest income		88
Total Revenues		726,105
Expenses:		
Compensation and benefits		507,027
Related party expenses		50,259
Professional services		33,647
Rent		66,470
Communications		16,713
Licenses and registrations		10,438
Data processing		12,319
Other expenses		4,090
Advertising		3,400
Depreciation and amortization		3,984
Insurance		1,065
Travel and entertainment		356
Total Expenses:		709,768
Net Income		16,337
Other comprehensive loss:		
Unrealized holding loss, net of tax		(71,500)
Comprehensive loss	$	(55,163)
Net loss per share - basic and diluted	$	(0.00)
Weighted average number of common shares outstanding - basic and diluted		24,796,546

See accompanying notes to financial statements.

JPC Capital Partners, Inc.
Changes in Shareholders' Equity
Year ended December 31, 2006

	Common Stock				Additional Paid-In		Accumulated		Unrealized holding loss on		Total Shareholders'
	Shares		Amount		Capital		Deficit		securities		Equity
Balance,December 31, 2005	24,006,546	$	24,007	$	5,674,342	$	(5,646,607)	$	-	$	51,742
Unrealized holding loss, net of taxes									(71,500)		(71,500)
Net income							16,337				16,337
Issuance of common stock	790,000		790		78,210						79,000
Balance,December 31, 2006	24,796,546	$	24,797	$	5,752,552	$	(5,630,270)	$	(71,500)	$	75,579

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Statement of Cashflows
Year ended December 31, 2006

Operating activities:		
Net income	$	16,337
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		3,984
Stock received for services		(95,000)
Net changes in operating assets and liabilities:		
Accounts receivable		(3,907)
Employee advance		4,000
Deferred rent		30,632
Office lease deposit		(6,416)
Accounts payable		4,000
Net cash used in operating activities		(46,370)
Investing activities:		
Purchase of computer equipment		(4,664)
Net cash used in investing activities		(4,664)
Financing activities:		
Issuance of common stock		79,000
Net cash provided by financing activities		79,000
Increase in cash		27,966
Cash at beginning of year		45,186
Cash at end of year	$	73,152
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$	-
Cash paid for taxes	$	-

See accompaning notes to financial statements.

JPC Capital Partners, Inc.
Notes to Financial Statements
Year ended December 31, 2006

Note 1. Business and Basis of Presentation

JPC Capital Partners, Inc. (The "Company") is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999. The primary service the Company provides is the opportunity for public companies to raise capital through the sale of equity positions in the private market (private placement). In addition, the Company provides financial consulting services to emerging companies.

The Company was organized to perform the private placement transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers and more referrals through other firms and individuals in the securities business. In December 2001, the Company applied to the Securities and Exchange Commission to have its Common Stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market. In February 2003, the application was approved and the company subsequently was assigned the symbol "CFNC". The stock began trading in May 2003 on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under that symbol.

In January 2004, the Company hired James P. Canouse, Scott C. Martin, and Jeffrey M. Canouse to initiate a more traditional marketing program for private placement transactions. They had previously worked for J.P. Carey Securities, Inc., a related party.

In July 2004, the Company changed its name to JPC Capital Partners, Inc. to emphasize the service the Company could provide. Subsequently the Company was assigned a new trading symbol "JPCI.OB".

Since 2001 the Company had offered retail brokerage services. To support this business the Company maintained a clearing arrangement with Fiserv Securities, Inc.

JPC Capital Partners, Inc.
Notes to Financial Statements
Year ended December 31, 2006

Note 1. Business and Basis of Presentation (Continued)

Philadelphia, PA. Under the membership agreement with the NASD, the Company was required to maintain a minimum net capital balance of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(ii).

Since the Company decided to focus its efforts on the private placement financing business, it amended its membership agreement with the NASD, and reduced the required capital level to $50,000 and subsequently to $5,000. The Company also closed the clearing arrangement with Fiserv Securities, Inc., and suspended its retail brokerage business. Although the Company believes it has saved approximately $180,000 per year by suspending its retail brokerage activity this elimination of a potentially profitable business line increases the business risk for a potential investor in the Company due to the concentration of all business efforts into fewer revenue sources or product offerings. The Company now earns approximately 98% of its revenue from private placement fees. The remaining revenue is earned via financial consulting. The Company could readily re-start its retail brokerage operation, and may do so, if market conditions warrant such actions. However, the current concentration of revenue producing activities is a potential risk for investors.

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time unless the Company continues to generate revenue from private placement transactions or obtains additional capital. The Company's management has indicated it will seek additional capital through the sale of securities if it is unable to consistently generate the required revenue. In addition, the Company has held discussions with a number of candidate private companies regarding the possibility of a merger. The Company will continue to have dialogues with potential merger partners. If the Company is unable to reach a merger agreement, raise equity capital, or sustain its private placement business, it is doubtful that the Company can continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Significant Accounting Policies

Use of Estimates

Preparation of the Company's financial statements in accordance with generally

JPC Capital Partners, Inc.
Notes to Financial Statements
Year ended December 31, 2006

Note 2. Significant Accounting Policies (Continued)

accepted accounting principles requires the use of management's estimates and assumptions that affect the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

The Company earns revenue from investment banking activities. Investment banking or private placement success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. The Company also earns revenue through consulting. These fees are recognize when assignments are completed and payment is made.

Cash and Cash Equivalents

The Company considers any liquid investment with an original maturity of three months or less as a cash and cash equivalent.

Marketable Securities

From time to time the Company receives restricted common stock as compensation for services provided. At the time of receipt the Company records the fair market value of such stock as revenue and includes these amounts in "Fees from private placements" in the Statement of Operations. In 2006, we included $95,000 of such income in our results. These securities are available for sale but, due to the restricted classification of the stock, must be owned for twelve months prior to sale. During this period, on a quarterly basis, the Company adjusts the carrying value of the stock to its fair market value. This adjustment is recorded in the equity section of our Statement of Financial Position as unrealized gains or losses on marketable securities. During 2006 the Company recorded $77,500 of unrealized losses and $6,000 in unrealized gains in this account.

Financial Instruments

The carrying amounts reported in the balance sheet for cash, marketable securities,and accounts payable approximate fair value based on the short-term maturity of these instruments.

JPC Capital Partners, Inc.
Notes to Financial Statements
Year ended December 31, 2006

Note 2. Significant Accounting Policies (Continued)

Property and Equipment

Office equipment is carried at cost and depreciated using straight-line methods over their estimated useful lives. Depreciation for the year ended December 31, 2006 was $3,984.

Liabilities Subordinated To The Claims of General Creditors

At December 31, 2006 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Earnings Per Share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128. The Company has no dilutive stock equivalents outstanding.

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) – Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123(R). The Company has adopted SFAS 123(R), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, the compensation expense is based upon the grant date fair value of the equity instrument issued.

Income Taxes

As of December 31, 2006 the Company had an unused net operating loss carry forward of approximately $4,418,000 available for its future federal tax returns. The Company's evaluation of the tax benefit of its loss carry forward is presented in the following table:

JPC Capital Partners, Inc.
Notes to Financial Statements
Year ended December 31, 2006

Note 2. Significant Accounting Policies (Continued)

The tax amounts have been calculated using the Company's effective income tax rate resulting from the use of graduated rates.

	2006
Deferred tax asset:	
Tax benefit of net operating loss carry forward	$1,660,000
Less: Valuation allowance	(1,660,000)
Total deferred tax asset	$ -

The table below summarizes the difference between the company's effective tax rate and the statutory federal rate as follows for the year ended December 31, 2006:

Computed tax expense (benefit)	(34.0) %
State income taxes	(3.9) %
Change in valuation allowance	37.9 %
Effective tax rate	0.0 %

The effective federal tax rate is 34 %. The Georgia state income tax rate is 6 %. This rate is effectively reduced by 2.1 % due to the Federal tax benefit.

Net operating loss carry forwards expire between 2020 and 2026. The utilization of the above loss carry forwards for federal tax purposes may not be possible with changes in ownership of the Company.

Note 3. Net Capital Requirements

As a registered broker-dealer, JPC Capital Partners, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object being to require a member firm to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain the greater of minimum net capital of 6 2/3% of aggregated indebtedness or $5,000. On December 31, 2006, the Company had aggregated indebtedness of $39,181 and its net capital as defined was $33,971, which exceeded requirements by $28,971.

Note 4. Furniture and Equipment

At December 31, 2006 furniture and equipment consisted of the following:

	Useful Life	
Furniture and fixtures	3-5 Years	$ 2,029
Telephone Equipment	5 Years	19,990
Computer Equipment	2-3 Years	79,664
		101,683
Accumulated Depreciation		(97,117)
		$ 4,566

Note 5. Commitments and Contingencies

In May, 2006 we executed a 65 month lease with Duke Realty Limited Partnership for office space at 3440 Preston Ridge Road, Alpharetta, Georgia 30005, effective June 1, 2006. This lease was reported in our 8-K filing dated May 18, 2006. The lease provided for five initial months of free rent which resulted in a deferred rent liability of $30,632 at December 31, 2006. This will be amortized over the remaining life of the lease. Rental expense under this lease will increase annually. Total minimum rental payments under the lease are as follows: $403,593 which will produce an average monthly rent expense of $6,209 for the 65 month term of the lease. Our net rent expense for the year ended December 31, 2006 was $66,470.

The Company maintains no inventory of securities on site. When securities are purchased or received for services provided, the Company will rely on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

Note 6. Shareholders' Equity

On October 10, 2001, the Company adopted the JPC Capital Partners, Inc.(formally Corpfin.com, Inc.) 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables the Company or the Board of Directors to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of the Company's common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of the shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options to employees for 1,000,000 shares of common stock on

Note 6. Shareholders' Equity (continued)

October 10, 2001. These options were exercisable at $1.25, and were adjusted for stock splits, and have entirely vested. In 2003 and 2005, we cancelled options granted to former employees totaling 375,000 shares. The remaining 625,000 shares expired unexercised during 2006.

During 2006 we sold 790,000 shares of common stock to J.P. Carey Asset Management LLC, a related party and an accredited investor, for $79,000, an average price of $0.10.

Note 7. Related Party Transactions

The Company provides support services to related parties under a shared services agreement. These services included accounting and tax services, compliance support, healthcare for employees of the companies, telephone service, and rent. Also, these companies assist JPC Capital Partners, Inc. in private placement transactions. During the year the Company paid $50,000 to JP Carey Asset Management, LLC, a related party for assistance with our private placement transactions. The Company allocated expenses of $33,532 to JP Carey Asset Management, LLC for rent, healthcare expense, telephone expense, and administrative support. At December 31, 2006 the Company was owed $7,077 of this amount. The Company also paid $259 in miscellaneous expenses on behalf of JPC Holding Company, Inc., a related party.

During the year the Company made an additional cash advances to Scott C. Martin, a related party, and commissioned salesperson. Mr. Martin had previously received an advance which was outstanding at December 31,2005 in the amount of $4,000. The Company advanced Mr. Martin an additional $3,000. No interest was charged for the advances. In July the Company forgave the advance and included it in Mr. Martin's compensation.

During the year the Company paid $12,000 to Frank Connor, a related party, for website support, maintenance, and the use of a computer system for the operations of the Company.

SUPPLEMENTARY INFORMATION

JPC CAPITAL PARTNERS, INC.			
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1			
OF THE SECURITIES AND EXCHANGE COMMISSION			
DECEMBER 31,2006			
Net Capital			
Total Shareholders' equity qualified for net capital	$	75,530	
Deduction for non-allowable assets:			
Amounts due from related parties		7,077	
Office lease deposit		6,416	
Furniture and equipment		4,566	
Net capital before haircuts		57,471	
Haircuts		23,500	
Net capital	$	33,971	
Minimum net capital required		5,000	
Excess net capital		28,971	
Aggregate Indebtedness:			
Liabilities		39,181	
Net capital required based on 6.67 % of aggregate indebtedness		$2,612	
Ratio of aggregate indebtedness to net capital		**1.12 / 1.0**	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between the net capital reported on Form X-17A-5 and as shown in the accompanying financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3.

DECEMBER 31, 2006

JPC Capital Partners, Inc. is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(1) of the rule and does not hold customers' monies or securities.



SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
JPC Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JPC Capital Partners, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharla & Co., LLP.
Certified Public Accountants

Boca Raton, Florida
February 23, 2007

END